

The Next Airbnb & Flexible Power Access
for 117M Americans
Cameo™
A Home Charging Network
For Peace-of-Mind
PowerPac™
Home charging for everyone,
even apartment dwellers
Power Hero

INVEST IN **POWER HERO CORP.**

The Next Airbnb & Flexible Power Access for 117M Americans

powerhero.com Los Angeles, CA

Technology Hardware Consumer Goods B2C Energy

Highlights

1. World-class team with 10+ exits, including 6 IPOs and 2 Unicorns.
2. Working prototypes in 4 product groups with 15 patents granted and our Aircue product in beta.

3. Clear path to PowerPac product revenues in Q4'25 with 2,000 registered prospective beta customers.

4. Early PowerPac prototype trials by test consumers validate market opportunities.

5. Our Cameo product holds promise of creating an Airbnb-like network of millions of home EV chargers.

6. Multiple global opportunities uncovered for our IP and patented innovative designs.

Featured Investors



Esmond Goei

Invested $450,000

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Esmond is Power Hero's Founder. He co-founded several other companies and managed corporate venture funds. He thrives in emerging markets like multi-media messaging, fiber comms switching, energy storage systems, and wireless patient care administration.

"We can't change the past. But we can modify our behavior, and that includes doing our part to stop polluting our world. My goal with Power Hero is to remove the hurdles to operating an EV, and that means making it convenient to recharge them. The ultimate convenience is being able to charge your EV when you're home, or when you are not using it."



Chuan Yi Foo

Invested $248,000

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Syndicate Lead

Ethan is a Consultant at Mastercard, where he helps clients design and execute strategic and operational solutions to achieve their business objectives. He has also played key roles in startups focused on inventory management and gaming apps.

"I have known Esmond for several years and of his stellar investment record. He tells it like it is and he puts his own money where his mouth is. That speaks for itself but his vision and courage to forge a different path that is contrary to the first players in EV charging, or for that matter in other industries as he has done, speaks volumes, and I am confident that Power Hero will be his biggest testament. Also, I began investing in startups for over ten years and at Mastercard I get to meet a lot of innovators. I have not seen an investment opportunity that is so clearcut as that of Power Hero. Firstly, there is an indisputable need for EV charging and a growing one at that. Secondly, Power Hero has 15 patents that underlie 4 product groups, which not only gives an investor comfort as a defensive asset but the broad utility of the inventions provides assurance of market acceptance in at least one application. All it takes is just one product success to make Power Hero a winner, and the company has 4 potential home-run products. Thirdly, and arguably the most important is the caliber and experience of the team. Esmond and several members of his team have started and exited many successful ventures. I might also add that innovation is part of Esmond's DNA; he is the inventor behind all of Power Hero's patents."



Eric McWilliams

Invested $150,000 ⓘ

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Eric manages a global development services company comprised of several expert strategists who develop customized cross-border solutions to solve complex problems that companies experience in their home countries.
crunchbase.com

Eric McWilliams, CEO

"EV adoption is growing rapidly worldwide with pressing concerns as to the ability of countries to provide the massive charging infrastructure to support the onslaught of EVs. Power Hero has developed solutions that complements the lagging electrical infrastructure and we would like to bring their product portfolio to our international clients."



Carl Russo

Invested $150,000 ⓘ

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Carl is a classic American entrepreneur who started from the ground up. After graduating carpentry school and several apprenticeships with local businesses he saw the need and opportunity of helping small businesses with their office infrastructures.

"My main criteria in investing in startups is the caliber and character of the Founder and Esmond has demonstrated not only his extraordinary skills and vision but also his tremendous work ethic and honesty. His diligence and attention to detail in building the

tremendous work ethic and honesty. His diligence and attention to detail in building the intellectual property (patents) of Power Hero, instead of following the crowd in a rush to market, has protected his shareholders from dilution through frivolous large financings."

Our Team



Craig Nelson CEO

Craig has led 4 startups to successful exits, achieving returns of between 8 to 17 times revenue. He and his prior teams have contracted more than $2.3 billion in sales of hardware, software and professional services. He joined Power Hero in October 2024,



Esmond Goei Executive Chairman and Founder

Serial entrepreneur, founder and pioneer in several emerging markets such as multi-media messaging, fiber-optic switching systems, solar energy-storage systems, and wireless bedside patient care administration. Successful corporate VC fund management.



Troy Helming Board Director & Strategic Advisor

Troy is the CEO and Founder of EarthGrid. He has founded companies that have generated more than $35 billion in economic impact, including 2 Unicorns.



Bradley Gastwirth Special Advisor

Accomplished financial industry exec often ranked #1 by Crunchbase for his expertise and deep industry knowledge. Was Chief Technology Strategist at Wedbush Securities, Founder of ABR Investment Strategy, experienced in M&A and business development.



Howard Kim Board Director & Corporate Advisor

Howard is a telecoms veteran with decades of experience and senior management stints at Sycamore Networks, Hypercom Network, and many more. He is a Limited Partner at several VC funds, and advised Hitachi Japan on M&A and investments for 10 years.



Curt Pringle Board Director & Strategic Advisor

Curt was once Speaker of the California State Assembly and two-term Mayor of the City of Anaheim. He played a key role in shaping California over two decades. Curt brings valuable civic experience in the largest EV market in the country, California.

The Market Gap Traditional Infrastructure Can't Fill


Filling America's $50B EV Charging Gap

Power Hero addresses critical pain points that represent billions in stranded demand: older homes lacking sufficient electrical capacity, apartment complexes where charging installation is prohibitively expensive, and the notorious public charging queues that deter EV adoption.

Our PowerPac offers flexible configuration to eliminate these barriers entirely—users charge the unit at home during off-peak hours, then deploy it for EV charging when needed. The unit can be wall mounted or wheeled in place. This scalable solution captures revenue from customers that high power fixed infrastructure providers abandon.

Complementary to PowerPac is our Cameo 'Airbnb' network which leverages an installed base of millions of home Level 2 chargers to provide affordable neighborhood charging to those that cannot afford a PowerPac solution. In addition, our Cameo network cures the anxiety of being stranded anywhere;

where there's a community there's likely a home-charger available to provide emergency charging, if it's Cameo-enabled.



TAM
$199B
Projected for U.S. EV charging infrastructure by 2032
SAM
$24B
For EV charging infrastructure in 2023, with a 29.1% CAGR from 2023 to 2030.
SOM
$5B
For EV charging infrastructure
Urban Dwellers
Concentrated in cities like Los Angeles and New York, where pilot programs are planned
52%
Increase in U.S. plug-in electric vehicle sales in 2022
$97B
Forecasted capital expenditure in the U.S. by 2030 to meet charging demand
The Opportunity Is Now
$823B
By solving the apartment charging gap, Power Hero will unlock EV infrastructure market by 2030

The Advantage in Flexible and Scalable Power

Power Hero is positioned to dominate several emerging charging market segments before competitors recognize their potential. Our modular and flexible design options adapt to any space constraint, while our wheeled model requires zero installation—just plug, charge, and deploy. As EV adoption accelerates and infrastructure struggles to keep pace, Power Hero offers investors the rare opportunity to capitalize on both the problem and the solution in a market that's projected to explode over the next decade.



A Flexible, Cost Effective &
Income Generating Solution



Power Hero leverages existing infrastructure
to allow personal charging anywhere



PowerPac™	mPower™	Cameo™
	Power Hero	
FAST personal EV charging for apartment residents. On track for Q4'25 revenues	Offers mobile charging for fleets, group functions, or roadside assistance	Connects existing EV chargers allowing them to be reserved and monetized via the cloud


Transportable PowerPac

PowerHero: Turning Every Outlet Into a Fast Charging Station

Our patented technology transforms standard household outlets into fast 240V charging stations, instantly unlocking the massive apartment-dwelling EV market competitors can't reach. No construction, no permits, no capital expenditure—just plug-and-profit scalability.

The Market Advantage:

- **Building owners** deploy charging incrementally without costly electrical upgrades
- **Residents** charge privately at home, eliminating public station queues
- **HOAs** approve easily—UL-certified devices require no building modifications
- **Leasing Companies** capture revenue from 117M+ apartment dwellers abandoned by traditional infrastructure


Power Hero
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Charge Now
Atlanta
Select the desired location
Sherwood Forest
1 mile
1st hr Free - $2/hr - $12/night
Reserve
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Leap-Frogging Ahead

While competitors burn capital building public stations that apartment

residents avoid, PowerHero delivers the charging solution directly to where people live. Our technology works with existing infrastructure, scales without construction delays, and generates revenue from day one.


The Airbnb of Charging: Cameo™


Power Hero App (Demo Video)
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Our cloud-connected adapter instantly transforms any private Level-2 charger into a revenue-generating public asset. Property owners simply attach Cameo™ to existing chargers, and our platform handles discovery, reservations, and payments—turning idle charging capacity into consistent income streams. Our Cameo adapters work with all Level-2) EV charger to charge most EVs including Tesla.

The Revenue Opportunity:

- **Instant monetization** of existing charging infrastructure
- Zero additional hardware investment beyond our adapter

- Zero additional hardware investment beyond our adapter
- **Automated operations** through our cloud platform
- **Scalable network** effects as more chargers join the marketplace

Market Positioning: While competitors build expensive charging networks from scratch, Cameo™ leverages the millions of underutilized Level-2 chargers already installed. We're creating a peer-to-peer charging economy that generates revenue for property owners while solving the availability crisis for EV drivers.

Other Power Hero Technologies



AIRCUE™
Smartphone app for locating power sources anywhere and reserving a charge on our network.
An App that is a Mix of Google and OpenTable
OpenTable
AIRCUE™
AIRCUE
A searchable, community-driven directory of power sources and outlets
ePort-110P ™
Self-installable device transforms 110V outlets into cash-generating chargers.
Perfect for retail space owners to provide charging of smartphones, laptops, e-wheelchairs, e-skateboards, and anything portable!
1.6M+ potential retail spaces Restaurants, cafes, libraries, airports, movie theaters.
The ePort ™
With ePort, power outlet owners can easily and quickly monetize regular wall outlets for reserved access
It adds the functionality of an Airbnb

mPower™



Power Hero
mPower™
Power Hero
Power Hero
Mobile Charging unit
Cloud based back-end management
Can charge multiple EVs



Roadside Assistance | User-friendly | Transactional processing capabilities

mPower™ utilizes our modular, flexible design based on our PowerPac™ that brings power wherever it's needed. It offers roadside assistance for drivers who find themselves stranded without power and it can also be hired for events or used to charge on the go. Here's one mobile charging concept that we're pitching in Asia Pacific where traffic congestion demands nimble transport for mobility.

Hear From Our Community



PowerPac Stack Testimonials
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Power Hero
Mark's Remarks
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Patented Technology Launching in a Growing Market




The Director
Patent
Director of the United States Patent and Trademark Office
20 Claims, 9 Drawing Sheets
CENTRAL CONTROLLER

Defensible Innovation: Power Hero's Patent Portfolio Creates an Advantaged Market Position

Power Hero has **15 strategic patents** that form a competitive moat around our comprehensive EV charging ecosystem. This intellectual property portfolio doesn't just protect individual products—it safeguards our entire end-to-end solution architecture spanning hardware, software, and network infrastructure.

Patent-Protected Revenue Streams

Patent Title	Patent #	Allow Date	Issue Date	Status	Country
AUTOMATED SYSTEM FOR MANAGING AND PROVIDING A NETWORK OF CHARGING STATIONS	10,857,902	9/29/20	12/8/20	Issued	U.S.
AN AUTOMATED SYSTEM FOR MANAGING AND PROVIDING A NETWORK OF CHARGING STATIONS	2017308799	6/29/22	11/3/22	Issued	AUS
METHOD AND DEVICE FOR CONVERTING STANDALONE EV CHARGING STATIONS INTO INTELLIGENT STATIONS WITH REMOTE COMMUNICATIONS CONNECTIVITY AND CONTROL	10,960,782	2/8/21	3/30/21	Issued	U.S.
MOBILE ELECTRIC VEHICLE CHARGING STATION SYSTEM	11,413,982	6/13/22	8/16/22	Issued	U.S.

A UNIVERSAL AUTOMATED SYSTEM FOR IDENTIFYING, REGISTERING AND VERIFYING THE EXISTENCE, LOCATION AND CHARACTERISTICS OF ELECTRIC AND OTHER POWER OUTLETS BY RANDOM USERS AND FOR RETRIEVAL AND UTILIZATION OF SUCH PARAMETRIC DATA AND OUTLETS BY ALL USERS	11,796,340	8/14/23	10/24/23	Issued	U.S.
METHOD AND DEVICE FOR CONVERTING STANDALONE EV CHARGING STATIONS INTO INTELLIGENT STATIONS WITH REMOTE COMMUNICATIONS CONNECTIVITY AND CONTROL	11,623,537	2/24/23	4/11/23	Issued	U.S.
DISTRIBUTED ON-DEMAND ELEVATED POWER IN LOW POWER INFRASTRUCTURES	11,667,208	4/21/23	6/6/23	Issued	U.S.
A UNIVERSAL AUTOMATED SYSTEM FOR IDENTIFYING, REGISTERING AND VERIFYING THE EXISTENCE, LOCATION AND CHARACTERISTICS OF ELECTRIC AND OTHER POWER OUTLETS BY RANDOM USERS AND FOR RETRIEVAL AND UTILIZATION OF SUCH PARAMETRIC DATA AND OUTLETS BY ALL USERS	11,913,801	12/4/23	2/27/24	issued	U.S.
ELECTRIC VEHICLE CHARGING STATIONS	11,912,153	12/4/23	2/27/24	Issued	U.S.
METHOD AND DEVICE FOR CONVERTING STANDALONE EV CHARGING STATIONS INTO INTELLIGENT STATIONS WITH REMOTE COMMUNICATIONS CONNECTIVITY AND CONTROL	12,036,883	5/28/24	7/16/24	issued	U.S.
MOBILE ELECTRIC VEHICLE CHARGING STATION SYSTEM	12,151,582	7/15/24	11/26/24	Issued	U.S.
AN AUTOMATED SYSTEM FOR MANAGING AND PROVIDING A NETWORK OF CHARGING STATIONS	2022256221	8/17/24	12/17/24	Issued	AUS
A UNIVERSAL AUTOMATED SYSTEM FOR IDENTIFYING, REGISTERING AND VERIFYING THE EXISTENCE, LOCATION AND CHARACTERISTICS OF ELECTRIC AND OTHER POWER OUTLETS BY RANDOM USERS AND FOR RETRIEVAL AND UTILIZATION OF SUCH PARAMETRIC DATA AND OUTLETS BY ALL USERS	12,188,778	11/15/24	1/7/25	Issued	U.S.
A METHOD AND DEVICE FOR CONVERTING STANDALONE EV CHARGING STATIONS INTO INTELLIGENT STATIONS WITH REMOTE COMMUNICATIONS CONNECTIVITY AND CONTROL	2019222634	9/10/24	1/9/25	Issued	AUS
METHODS AND DEVICES FOR WIRELESS AND LOCAL CONTROL OF THE TWO-WAY FLOW OF ELECTRICAL POWER BETWEEN ELECTRIC VEHICLES, BETWEEN EVS AND ELECTRICAL VEHICLE SUPPLY EQUIPMENT(S), AND BETWEEN THE EVSE(S) AND THE ELECTRICITY GRID	12,252,025	10/29/24	3/18/25	Issued	U.S.

Review Our Patent Portfolio

The Strategic Advantage: While competitors scramble to build fragmented point solutions, Power Hero's patent portfolio creates **barriers to entry** that protect our ability to serve every EV charging scenario—from apartment dwellers with limited access to stranded drivers in remote locations. ***Our IP doesn't just cover what we've built; it anticipates and blocks competitive responses to emerging market needs.***


Cameo™
Adapter to make unconnected Level 2 EV chargers smart, remote control, AI-based scheduling, wireless communication.
Enhances EV charging control, scalability, and energy optimization.
PowerPac™
Battery-powered EV charging system, bi-directional power transfer, wireless control, modular, and portable.
Efficient power distribution, backup power, and scalable for residential/commercial use.


mPower™
Mobile EV charging platforms with AI for scheduling and route optimization.
Convenient mobile charging with optimized scheduling and travel efficiency.
Aircue™
Community-based outlet registration system, trip planning, and outlet reservations.
Increases charging access and convenience, especially for long trips.

Poised for Growth

Over 2000 locations have registered interest in our PowerPac beta launch in California. We anticipate launching Q4 of 2025 putting us in an excellent position to expand our footprint to 6 million rental locations in just California alone.


Strategic pilots will drive our geographic expansion
Apartment Residents
2028 Roll out globally
2027 Roll out across the United States
2026 Roll out across California
2025 Roll out to Los Angeles & Orange counties
2025 Pilots in 3 cities within the 2 most populous counties in CA
5B
100M
9.7M
4.3M
17K
Power Hero

Forward-looking projections cannot be guaranteed.

Our business model consists of:

1. **Hardware Sales:** Sales to government entities, property developers,

retailers and car dealerships with residuals.

2. **Leasing:** Offering a lease-to-own model primarily for direct-to-consumer sales.
3. **User Subscriptions:** Device subscriptions with power usage, software updates, system set-up, and related services. This subscription model ensures predictable, recurring revenue.

Revenue Breakdown



Cameo
PowerPac
mStation
IP
$ Millions
0
20
40
60
80
100
120
2025
2026
2027
2028
2029

Forward-looking projections cannot be guaranteed.

	Patent	Development	Prototype	Launch
Cameo™ 	✓	✓	✓	Q1 2026
PowerPac™ 	✓	✓	Q2 2025	Q4 2025


mPower™
Q1 2026
Q3 2026
Q4 2026
Power Hero

The Opportunity

The electric vehicle (EV) market is experiencing explosive growth, with projections indicating a surge from $500 billion to $1.5 trillion by 2030. This represents a compound annual growth rate (CAGR) of 17.8%, signaling a transformative shift in the automotive industry. For investors, this presents a rare opportunity to participate in a market that's not just expanding, but fundamentally reshaping global transportation. Power Hero is strategically positioned to capitalize on this growth, focusing on a critical yet underserved segment: EV charging for apartment residents.


Projected Revenue
$ Millions
120
100
80
60
40
20
0
2025
2026
2027
2028
2029

Here's where it gets exciting for investors:

We expect to begin generating revenue this year. To accelerate our go-to-market strategy, we're rewarding those who invest early with an exclusive opportunity:

The first $150,000 of investments will receive a price discount of 50%! Don't forget our other Perks, *AND* the IPO tag-along registration rights without which a lengthy LOCK-UP period will likely be imposed by the underwriter. **Only investors in this campaign get to tag-along at our IPO**.

Forward-looking statements are not guaranteed.


Join Our Revolutionary Team

Thank you for considering joining the power revolution. You are not just investing for a return, you're joining a vision for our future. You see what others miss: that we're not building another charging company. We're reimagining how an entire nation powers its future. The status quo is broken. 117 million Americans live in apartments, locked out of the EV revolution by an infrastructure that forgot they existed. While our competitors build expensive monuments to their own limitations, we asked a different question: What if every outlet could be a charging station?

Here's what gets me up every morning: we are creating a new charging future. PowerPac doesn't just charge cars; it democratizes energy access. Cameo doesn't just share chargers; it creates a peer-to-peer energy economy.

Together we're building something unprecedented: a complete ecosystem that works anywhere, for anyone, without compromise. This isn't incremental improvement. This is the future, and it's elegant in its simplicity.

Plug in. Charge up. Power everything.

The numbers tell the story, but they don't capture the magic. We're riding a wave from $500 billion to $1.5 trillion by 2030. Over 2,000 locations are already lined up for our California launch, with 6 million more waiting in the wings.

But here's what excites me most: we're not just building a company, we're empowering the future for a sustainable planet. Every apartment dweller who can finally go electric, every stranded driver who finds power when they need it, every community that becomes energy-independent is the real return on your investment. Welcome to Power Hero. Together we're changing the world.

– Esmond

Press


America's Next Investment
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AMERICA'S NEXT
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As seen on CNBC

1. MagnateView - **A Leader’s Insights: An Interview with Esmond Goei, the Chairman, Founder, and CEO of Power Hero Corp.**
2. DNA - **T.O.S . EP #170 “You got to get to the crowd. The crowd isn’t coming to you." W/ Esmond Goei**
3. The Silicon Review - **Power Hero is a great opportunity to get in on the EV wave**
4. Invest with Passion - **Innovations Happening in the Electric Vehicle Charging Space**
5. Insider - **Power Hero to Launch PowerPac Home Charging Solution for Electric Vehicles**
6. CIO Bulletin - **Power Hero is a California-based EV charging company developing solutions for a smarter grid for everyone**
7. Autotech Outlook - **Power Hero: Making EV Charging Easy and Accessible For All**